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July 24, 2020

Board of Trustees

Vanguard Malvern Funds

Vanguard Capital Value Fund

100 Vanguard Boulevard

Malvern, PA 19355

Board of Trustees

Vanguard Windsor Funds

Vanguard Windsor Fund

100 Vanguard Boulevard

Malvern, PA 19355

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Vanguard Capital Value Fund (the "Acquired

Fund"), a separate series of Vanguard Malvern Funds, a Delaware statutory trust (the "Acquired Fund Trust"), and to Vanguard Windsor Fund (the

"Acquiring Fund"), a separate series of Vanguard Windsor Funds, a Delaware

statutory trust (the	"Acquiring Fund Trust"),	and to	the holders of shares of
beneficial interest	in Acquired Fund (the	"Acquired	Fund Shareholders"), in

connection with the transfer of substantially all of the assets, as described in paragraph 1.2 of the Agreement and Plan of Reorganization (the "Plan") dated as of July 24, 2020, executed by Acquired Fund Trust on behalf of Acquired Fund and by Acquiring Fund Trust on behalf of Acquiring Fund, of the Acquired Fund to Acquiring Fund in exchange solely for shares of beneficial

Vanguard Capital Value Fund

Vanguard Windsor Fund

interest of Acquiring Fund (the "Acquiring Fund Shares") and the assumption of Acquired Fund's liabilities as described in paragraph 1.3 of the Plan by Acquiring Fund, followed by the distribution of the Acquiring Fund Shares received by Acquired Fund in complete liquidation and termination of Acquired Fund (the "Reorganization"), all pursuant to the Plan.

For purposes of this opinion, we have examined and relied upon

(1)the Plan, (2) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Acquiring Fund Trust on behalf of Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Acquired Fund Trust on behalf of Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to Acquired Fund and Acquiring Fund:

1.The acquisition by Acquiring Fund of substantially all of the assets of the Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption of all liabilities of the Acquired Fund by Acquiring Fund followed by the distribution of Acquiring Fund Shares to the Acquired

Fund's Shareholders in exchange for their Acquired Fund shares in complete liquidation and termination of the Acquired Fund will constitute a tax-free reorganization under Section 368(a) of the Code.

2.Acquired Fund will not recognize gain or loss upon the transfer of substantially all of its assets to Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption of all liabilities of Acquired Fund except that Acquired Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock

Dechert LLP

Vanguard Capital Value Fund

Vanguard Windsor Fund

in a passive foreign investment company, as defined in Section 1297(a) of the Code.

3.Acquired Fund will not recognize gain or loss upon the distribution to its shareholders of the Acquiring Fund Shares received by Acquired Fund in the Reorganization.

4.Acquiring Fund will recognize no gain or loss upon receiving the assets of Acquired Fund and assuming the liabilities of Acquired Fund in exchange solely for Acquiring Fund Shares.

5.The adjusted basis to Acquiring Fund of the assets of Acquired Fund received by Acquiring Fund in the reorganization will be the same as the adjusted basis of those assets in the hands of Acquired Fund immediately before the exchange, except for certain adjustments that may be required to be made as a result of the close of Acquired Fund's taxable year due to the reorganization or as a result of gain recognized on the transfer of certain assets of Acquired Fund.

6. Acquiring Fund's holding periods with respect to the assets of Acquired

Fund that Acquiring Fund acquires in the transaction will include the respective periods for which those assets were held by Acquired Fund (except where investment activities of Acquiring Fund have the effect of reducing or eliminating a holding period with respect to an asset and except for any assets which may be marked to market for U.S. federal income tax purposes on the termination of he Acquired Fund's taxable year or on which gain was recognized upon the transfer to the Acquired Fund).

7.The Acquired Fund Shareholders will recognize no gain or loss upon receiving Acquiring Fund Shares solely in exchange for Acquired Fund Shares.

8.The basis of the Acquiring Fund Shares received by an Acquired Fund Shareholder in the transaction will be the same as the basis of Acquired

Fund Shares surrendered by the Acquired Fund's Shareholder in exchange therefor.

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Vanguard Capital Value Fund

Vanguard Windsor Fund

9.An Acquired Fund Shareholder s holding period for the Acquiring Fund

Shares received by the Acquired Fund Shareholder in the transaction will include the holding period during which the Acquired Fund Shareholder held Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shareholder held such shares as a capital asset on the date of the Reorganization.

10.Pursuant to Section 381 of the Code and Section 1.381(a)-1 of the United States Treasury regulations, the Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the provisions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the United States Treasury regulations promulgated thereunder.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to Acquired Fund with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

Very truly yours,

/s/ Dechert LLP

Dechert LLP